EXHIBIT 3.2.2
First Amendment to Bylaws
Article III, Section 14: Committees of the Board of Directors
The Board of Directors may, by resolution adopted by a majority of the entire Board, designate from among its members an executive committee and other committees, and each of which, to the extent provided in the resolution or in the Certificate of Incorporation or these Bylaws, shall have all the authority of the Board of Directors, except as restricted by Delaware law. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent member or members at any meeting of the committee. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.